UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF

A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35771

GRANITE REAL ESTATE INVESTMENT TRUST

(Exact name of registrant as specified in its charter)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

Tel No: (647) 925-7500

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Units

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Granite Real Estate Investment Trust (“Granite”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on December 31, 2012 when its registration statement on Form 40-F became effective in connection with the listing of its Stapled Units (each consisting of one unit of Granite and one common share of Granite REIT Inc.) on the New York Stock Exchange. On October 1, 2024 Granite completed a court approved plan of arrangement to replace Granite’s previous Stapled Unit structure with a conventional REIT trust unit structure. On October 3, 2024 the Stapled Units were delisted from the New York Stock Exchange and Granite’s Units began trading on the New York Stock Exchange.

B.

Granite has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a) during this period.

Item 2. Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, Granite’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended on May 3, 2022.

Granite registered equity securities on a shelf registration statement (the “Registration Statement”) on Form F-10 (File no. 333-277217), which Registration Statement became effective on February 21, 2024 and under which securities remained unsold. No securities were sold under the Registration Statement, including during the 12 months preceding the filing of this Form 15F. On October 7, 2024, Granite filed a post-effective amendment to the Registration Statement to terminate the registration of unsold securities under the Registration Statement.

Item 3. Foreign Listing and Primary Trading Market

A.

Granite maintains a listing of the Units on the Toronto Stock Exchange (“TSX”) in Canada. For the 12-month period beginning on December 1, 2024 and ending November 30, 2025, Canada constituted the primary trading market for the Units.

B.	The Units were initially listed on the TSX on October 3, 2024. Granite has maintained a listing of the Units on the TSX for at least the 12 months preceding the filing of this Form 15F.

C.

During the 12-month period beginning on December 1, 2024 and ending on November 30, 2025, the average daily trading volume of Units in Canada represented 95.51% of the average daily trading volume of Units on a worldwide basis

Item 4. Comparative Trading Volume Data

Granite’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is December 1, 2024 to November 30, 2025.

B.	During this 12-month period, the average daily trading volume of the Units in the United States and on a worldwide basis was 9,445 Units and 210,325 Units, respectively.

C.	For the same 12-month period, the average daily trading volume of Units in the United States represented 4.49% of the average daily trading volume of Units on a worldwide basis.

D.

Granite voluntary delisted the Units from the New York Stock Exchange, pursuant to Rule 12d2-2(c) under the Exchange Act, and in connection therewith filed a Form 25 with the SEC on December 22, 2025. The delisting became effective 10 days following the filing of the Form 25 on January 1, 2026 and, as of such date, the average daily trading volume of Units in the United States represented 4.47% of the average daily trading volume of Units on a worldwide basis for the preceding 12-month period.

E.	Not applicable.

F.

Granite used Bloomberg as the source of trading volume information (including for securities exchange and over-the-counter trading in the United States and worldwide) for purposes of determining whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	As required by Rule 12h-6(h), Granite published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on December 10, 2025.

B.

The notice was disseminated in the United States via Business Wire, submitted under cover of a Form 6-K on December 10, 2025 and posted on Granite’s website (https://granitereit.com). In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the SEDAR+ website (www.sedarplus.com).

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Granite’s intent to terminate its duty to file reports under Section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Granite Real Estate Investment Trust has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Granite Real Estate Investment Trust certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Dated: January 5, 2026

GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ Teresa Neto
	Name:	Teresa Neto
	Title:	Chief Financial Officer